U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release, dated February 20, 2004, relating to the announcement of issuance of stock options and amendment to the conditions of stock option programs in the past.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 23, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Announces Issuance of Stock Options and Amendment to the Conditions of Stock Option Programs in the Past

Tokyo, Japan – February 20, 2004 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors to obtain an authorization by shareholder resolution to be adopted at the 15th ordinary General Meeting of Shareholders scheduled to be held on March 25, 2004, for (i) the issuance of stock acquisition rights as stock options that are exercisable from April 1, 2005 through March 31, 2010, as discussed under the first agendum below the “Options”, and (ii) the amendment to certain conditions of stock option programs that are currently in effect.

I. Issuance of the Options

1.	Reason for the issuance of the Options upon especially favorable conditions to persons other than shareholders

The reason for the issuance is to introduce the stock option system for the benefit of directors, employees and advisors of the Company and its subsidiaries and persons scheduled to be employed by the Company and its subsidiaries for the purpose of strengthening incentive or morale for the improvement of performance of the Trend Micro Group as well as increasing shareholder value by intensifying business development which focuses on the interests of shareholders.

2.	Terms and conditions of the Options

(1)	Class of shares to be issued upon the exercise of the Options:

Ordinary shares of the Company

(2)	Number of shares to be issued upon the exercise of the Options:

Up to 5,000,000 shares in aggregate

In the event of stock split or consolidation, the number of shares to be issued upon the exercise of the Options (the “Option Shares”) shall be adjusted using the following formula and any fractions less than one (1) share resulting from such adjustment shall be disregarded.

Number of Shares after Adjustment	=	Number of Shares before Adjustment	x	Split/Consolidation Ratio

In addition, if the adjustment of number of shares becomes necessary in the event of merger or split-off of the Company, etc, then the Company may also adjust the number of the Option Shares.

(3)	Aggregate number of the Options to be issued:

Up to 10,000 in aggregate (The number of the Option Shares is 500 shares per one (1) Option; provided, however, that if the adjustment in clause (2) above has been made, it shall also be adjusted accordingly.)

(4)	Issue price of each Option:

No consideration

(5)	Paid-in-price upon the exercise of each Option:

The paid-in-price upon the exercise of the Options (the “Exercise Price”) shall be the closing price of the ordinary shares of the Company established through regular transactions reported by the Tokyo Stock Exchange on the date when the Options will be issued or the immediately preceding date of such date if there is no trading on such date; provided, however, that if such Exercise Price is less than the average price (any fractions less than one (1) yen shall be rounded up) of the daily closing prices of the shares of the Company (including quotations) established through regular transactions and reported by the Tokyo Stock Exchange for a period of thirty (30) trading days (excluding any day on which a closing price is not reported) commencing on the forty fifth (45th) day prior to the immediately following date when the Option will be issued, then the Exercise Price shall be such average price.

In the event of stock split or consolidation, the Exercise Price shall be adjusted using the following formula and any fractions less than one (1) yen resulting from such adjustment shall be rounded up.

Exercise Price after Adjustment	=	Exercise Price before Adjustment	x	1
Split/Consolidation Ratio

In the event of issuance of new shares or disposition of treasury stock at a price less than the market price (excluding the exercise of the Options, the subscription rights pursuant to the provision of Article 280-19 of the Commercial Code prior to the amendment on April 1, 2002 and the subscription rights in connection with the bonds with subscription rights pursuant to the provision of Article 341-8 thereof), then the Exercise Price shall be adjusted using the following formula and any fractions less than one (1) yen resulting from such adjustment shall be rounded up.

Exercise Price after Adjustment	=	Exercise Price before Adjustment	x	Number of Shares issued and outstanding	+	Number of Shares newly issued	x	Subscription Price per share

Share Price before new issue

				Number of Shares issued and outstanding		+		Number of Shares newly issued

In the formula above, “Number of Shares issued and outstanding” shall mean the number calculated by the number of outstanding shares less the number of treasury stock held by the Company and in the event of the disposition of treasury stock, “Number of Shares newly issued” shall be read as “Number of Treasury Stock disposed” and “Share Price before new issue” shall be read as “Share Price before disposition”.

In addition, if the adjustment of number of shares becomes necessary in the event of merger or split-off of the Company, then the Company may also adjust the Exercise Price.

(6)	Exercise period of the Options:

From April 1, 2005 through March 31, 2010

(7)	Conditions on the exercise of the Options:

(a)	If the person having the Options (the “Optionee”) loses its position as a director, corporate auditor, employee or advisor of the Company or its subsidiary (hereinafter in this clause referred to as the “Prior Position”), such Optionee may exercise the Options only during a period of forty-five (45) days from the day on which such Optionee loses its Prior Position. In addition, if the Optionee loses its Prior Position for the reason of incapacity due to physical disability, etc., such Optionee may exercise the Options only during a period of six (6) months from the day on which such Optionee loses its Prior Position unless there is a special reason, which the Board of Directors of the Company deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the Optionee resides.

(b)	In the event of death of the Optionee, then the successor(s) of the Optionee may, upon making necessary arrangement for the succession of the Options within six (6) months of the Optionee’s death, exercise the succeeded Options only during a period of such six (6) months unless there is a special reason, which the Board of Directors of the Company deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the Optionee resides.

(c)	If there is any provision restricting the exercise of the Options for the period set forth in (6) above in the “Share Acquisition Right Grant Agreement” to be entered into between the Company and any person subject to the allocation according to the resolution of this general meeting of shareholders and the Board of Directors, then the Optionees shall exercise the Options in accordance with such provision.

(d)	Any other condition shall be provided for in the “Share Acquisition Right Grant Agreement”. The Company may, upon grant of the Options, enter into the “Share Acquisition Right Grant Agreement” with the conditions (a) through (c) more restricting the Optionees.

(8)	Events and conditions of cancellation of the Options:

(a)	In the event of the approval of the contract of merger or amalgamation resulting the Company in the defunct company, or the approval by the general meeting of shareholders of the agenda with respect to the approval of the contract of stock exchange or the share transfer resulting the Company in 100% controlled company, then the Company may cancel the Options without any consideration.

(b)	In the event that the Optionee does not satisfy any of the conditions of sub-clauses (a) through (d) of clause (7) above and such Optionee forfeits the Options, then the Company may cancel such Options without any consideration; provided, however, that in this case, the Company may make necessary arrangement for the cancellation in the block after the end of the exercise period.

(9)	Transfer restriction of the Options:

No Option may be transferred or assigned without approval of the Board of Directors.

(10)	The resolution of the Board of Directors to issue the Options shall provide any other details of issue of the Options.

(Note)	The above resolution is conditioned upon the agendum “Issuance of the stock acquisition rights as stock options to directors, employees and advisors of the Company and its subsidiaries and persons scheduled to be employed by the Company and its subsidiaries” being approved at the 15th Ordinary General Meeting of Shareholders scheduled to be held on March 25, 2004. The details of the issuance and granting of the Options will be decided by the resolution of the Board of Directors to be held after the 15th Ordinary General Meeting of Shareholders.

II. Amendment to the Conditions of Exercise of Stock Option Programs in the Past

1.	Reason for the Amendment

The Company has granted stock options to directors and employees of its foreign subsidiaries in the past, however, the Company now considers it more desirable to permit the exercise of stock options in the event of retirement or incapacity of any person to whom the stock options have been granted in accordance with customs, laws, etc. of the country of such relevant person.

2.	The Content of the Amendment

[Agenda 5 of 12th Ordinary General Meeting of Shareholders dated March 27, 2001]

Grant of Stock Purchase Warrants pursuant to the Provisions of Article 280-19 of the Commercial Code to Directors and Employees of the Company and of Specified Related Enterprises as Set Forth in Article 9, Paragraph 1 of the Law on Special Measures for Industrial Revitalization

<Preceding provisions are omitted.>

5.	Conditions on the exercise of the stock acquisition rights:

(Before Amendment)

(1)	If the relevant person loses his position (hereinafter referred to in this Paragraph as the “Prior Position”) as the Company’s director or employee or as a director or employee of the Company’s subsidiary which is the specific related enterprise as set forth in Article 9, Paragraph 1 of the Law on Special Measures for Industrial Revitalization, such person may only exercise the stock purchase warrants within 30 days from the date of losing his Prior Position.

(Amended Provision)

(1)	If the relevant person loses his position (hereinafter referred to in this Paragraph as the “Prior Position”) as the Company’s director or employee or as a director or employee of the Company’s subsidiary which is the specific related enterprise as set forth in Article 9, Paragraph 1 of the Law on Special Measures for Industrial Revitalization, such person may only exercise the stock purchase warrants within 45 days from the date of losing his Prior Position. In addition, if the relevant person loses his Prior Position for the reason of incapacity due to physical disability, etc., such rights holder may exercise the stock purchase warrants only during a period of six (6) months from the date of losing his Prior Position unless there is a special reason, which the board of directors deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the rights holder resides.

(2)	<omitted>

(3)	<omitted>

(Before Amendment)

(4)	If the relevant person to whom the stock purchase warrants were granted dies, his heir may exercise the stock purchase warrants only for a limited period of six months from the date of the death of the relevant person.

(Amended Provision)

(4)	If the relevant person to whom the stock purchase warrants were granted dies, his heir may exercise the stock purchase warrants only for a limited period of six months from the date of the death of the relevant person unless there is a special reason, which the board of directors deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the rights holder resides.

<The rest is omitted.>

[Agenda 2 of Extraordinary General Meeting of Shareholders dated September 12, 2002]

Issuance of the stock acquisition rights as stock options to directors, employees and advisors of us and our subsidiaries and employees scheduled to be employed

<Preceding provisions are omitted.>

2.	Terms and Conditions of the Options

(7)	Conditions on the exercise of the Options:

(Before Amendment)

(a)	Only the person having the Options (the “Optionee”) who is a director, corporate auditor, employee or advisor of the Company or its subsidiary may exercise the Options unless the board of directors of the Company approves it has valid reason.

(Amended Provision)

(a)	If the person having the Options (the “Optionee”) loses its position as a director, corporate auditor, employee or advisor of the Company or its subsidiary (hereinafter in this clause referred to as the “Prior Position”), such Optionee may exercise the Options only during a period of forty-five (45) days from the day on which such Optionee loses its Prior Position. In addition, if the Optionee loses its Prior Position for the reason of incapacity due to physical disability, etc., such Optionee may exercise the Options only during a period of six (6) months from the day on which such Optionee loses its Prior Position unless there is a special reason, which the board of directors of the Company deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the Optionee resides.

(Before Amendment)

(b)	In the event of death of the Optionee, then the successor(s) of the Optionee may succeed the Options so long as such successor makes necessary arrangement within six (6) months of the Optionee’s death; provided, however, that no successor may exercise the succeeded Options unless such successor exercises such succeeded Options within six (6) months of the Optionee’s death.

(Amended Provision)

(b)	In the event of death of the Optionee, then the successor(s) of the Optionee may, upon making necessary arrangement for the succession of the Options within six (6) months of the Optionee’s death, exercise the succeeded Options only during a period of such six (6) months unless there is a special reason, which the Board of Directors of the Company deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the Optionee resides.

<The rest is omitted.>

[Agenda 5 of 14th Ordinary General Meeting of Shareholders dated March 26, 2003]

Issuance of the stock acquisition rights as stock options to directors, employees and advisors of us and our subsidiaries and employees scheduled to be employed

<Preceding provisions are omitted.>

<Terms and Conditions of the Options>

(7)	Conditions on the exercise of the Options:

(Before Amendment)

(a)	Only the person having the Options (the “Optionee”) who is a director, corporate auditor, employee or advisor of the Company or its subsidiary may exercise the Options unless the Board of Directors of the Company approves it has valid reason.

(Amended Provision)

(a)	If the person having the Options (the “Optionee”) loses its position as a director, corporate auditor, employee or advisor of the Company or its subsidiary (hereinafter in this clause referred to as the “Prior Position”), such Optionee may exercise the Options only during a period of forty-five (45) days from the day on which such Optionee loses its Prior Position. In addition, if the Optionee loses its Prior Position for the reason of incapacity due to physical disability, etc., such Optionee may exercise the Options only during a period of six (6) months from the day on which such Optionee loses its Prior Position unless there is a special reason, which the Board of Directors of the Company deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the Optionee resides.

(Before Amendment)

(b)	In the event of death of the Optionee, then the successor(s) of the Optionee may succeed the Options so long as such successor makes necessary arrangement within six (6) months of the Optionee’s death; provided, however, that no successor may exercise the succeeded Options unless such successor exercises such succeeded Options within six (6) months of the Optionee’s death.

(Amended Provision)

(b)	In the event of death of the Optionee, then the successor(s) of the Optionee may, upon making necessary arrangement for the succession of the Options within six (6) months of the Optionee’s death, exercise the succeeded Options only during a period of such six (6) months unless there is a special reason, which the Board of Directors of the Company deems valid, such as the provision of this clause being in violation of any forcible laws of the country in which the Optionee resides.

<The rest is omitted.>

(Note)	The above resolution is conditioned upon the agendum “Amendment of the part of the resolutions of Agenda 5 of 12th Ordinary General Meeting of Shareholders dated March 27, 2001 (Grant of Stock Purchase Warrants pursuant to the Provisions of Article 280-19 of the Commercial Code to Directors and Employees of the Company and of Specified Related Enterprises as Set Forth in Article 9, Paragraph 1 of the Law on Special Measures for Industrial Revitalization), Agenda 2 of Extraordinary General Meeting of Shareholders dated September 12, 2002 (Issuance of the stock acquisition rights as stock options to directors, employees and advisors of us and our subsidiaries and employees scheduled to be employed) and Agenda 5 of 14th Ordinary General Meeting of Shareholders dated March 26, 2003 (Issuance of the stock acquisition rights as stock options to directors, employees and advisors of us and our subsidiaries and employees scheduled to be employed)” being approved at the 15th Ordinary General Meeting of Shareholders scheduled to be held on March 25, 2004.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp